Exhibit 99.2

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED HEREIN.
EXCEPT AS MENTIONED OTHERWISE IN THE PROXY STATEMENT AND BELOW ON THIS PROXY,
IF NO DIRECTION IS INDICATED, THIS PROXY WILL BE VOTED "FOR" THE PROPOSALS HEREIN.

Please mark your vote as in this example ☒

THE BOARD OF DIRECTORS (THE “BOARD”) RECOMMENDS A VOTE “FOR” PROPOSALS NO. 1 TO 7 OF THE PROXY STATEMENT.

1: To approve the re-election of Ms. Ayelet Aya Hayak, to the Company's Board of Directors, to hold office as director for a three-year term commencing on the date of the Meeting until the Annual General Meeting of Shareholders to be held in the year 2028, and until her successor has been duly elected.
	FOR ☐	AGAINST ☐	ABSTAIN ☐

2: To approve the re-election of Mr. Ilan Erez to the Company's Board of Directors, to hold office as director for a three-year term commencing on the date of the Meeting until the Annual General Meeting of Shareholders to be held in the year 2028, and until his successor has been duly elected.
	FOR ☐	AGAINST ☐	ABSTAIN ☐

3: To approve a framework for the grant of up to 10,000 Restricted Stock Units to Mr. Yeshayahu ('Shaike') Orbach, the Company's Vice Chairman of the Board of Directors, to be granted from time to time for services provided during the period commencing November 1, 2025, and ending October 31, 2027, all pursuant to the Company's Global Share Incentive Plan (2013) and in compliance with the Compensation Policy, in effect at such time and the Cap.
	FOR ☐	AGAINST ☐	ABSTAIN ☐

4: To consider and act upon a proposal to approve the grant of 13,333 options to purchase Ordinary Shares of the Company pursuant to the Plan and in compliance with the Compensation Policy and the Cap, to Mr. Liron Eizenman, the Company’s President and Chief Executive Officer.
	FOR ☐	AGAINST ☐	ABSTAIN ☐

5: To consider and act upon a proposal to approve the grant of 60,000 options to purchase Ordinary Shares of the Company pursuant to Plan and in compliance with the Compensation Policy and the Cap, to Mr. Avi Eizenman, the Active Chairman of the Company's Board of Directors.
	FOR ☐	AGAINST ☐	ABSTAIN ☐

6: To approve the Amended Executive Compensation Policy in the form attached to the Proxy Statement as Annex A (the “Amended Compensation Policy”).	FOR ☐	AGAINST ☐	ABSTAIN ☐

7: To approve the appointment of Kesselman & Kesselman Certified Public Accountants (Isr.), PwC Israel, as the independent public accountants of the Company for the year ending December 31, 2025, and until the next annual general meeting of the shareholders of the Company, and to authorize the Audit Committee of the Board of Directors to fix the compensation of such auditors in accordance with the amount and nature of their services.
	FOR ☐	AGAINST ☐	ABSTAIN ☐

By executing this proxy card, the undersigned hereby confirms and declares that they are not a “controlling shareholder” and do not have a “personal interest” in any of the above proposals, except if they have notified the Company in writing and in advance on the existence of a “personal interest” in the approval of any of the above proposals. If the undersigned or a related party of the undersigned is a controlling shareholder of the Company or has such “personal interest” in any of the above proposals, please notify the Company immediately in writing.

Under the Companies Law, 5759-1999 (the “Companies Law”), a person will be deemed to be a "Controlling Shareholder" if that person has the power to direct the activities of the company, other than by reason of serving as a director or other office holder of the company.

Under the Companies Law, a person is deemed to have a personal interest if they or any member of their immediate family, or the immediate family of their spouse, has a personal interest in the adoption of the proposal; or if a company, other than Silicom, that is affiliated with such person or affiliated with their spouse, has a personal interest in the adoption of the proposal. A company is deemed to be affiliated with a person if such company is a company in which such person or a member of such person’s immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares.

You are not deemed to have a personal interest in the adoption of a proposal if your interest in such proposal arises solely from your ownership of Silicom's shares.

For further information regarding the definition of “Controlling Shareholder” or "Personal Interest", please see the explanation under Proposals 4 and 6 of the Proxy Statement.

The undersigned hereby acknowledges receipt of the Notice of the Annual General Meeting, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned’s shares and hereby ratifies and confirms all that the proxies, their substitutes, or any of them, may lawfully do by virtue hereof:

Signature of Shareholder ________________ Date ___________

SILICOM LTD.

Annual General Meeting of Shareholders to be held on June 18, 2025

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT

The undersigned shareholder of Silicom Ltd. (the "Company") hereby appoints Mr. Eran Gilad, the true and lawful attorney, agent and proxy of the undersigned, to vote, as designated below, all of the Ordinary Shares of the Company which the undersigned is entitled in any capacity to vote at the Annual General Meeting of Shareholders of the Company, to be held at the corporate offices of the Company at 14 Atir Yeda Street, Kfar Sava 4464323, Israel, on June 18, 2025, at 14:00 (Israel time), and all adjournments and postponements thereof.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)